Camelot Corporation
                         18170 Hillcrest Road Suite 100
                                Dallas, TX 75252




VIA EDGAR

                                                                May 7, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Tia Jenkins / Ryan Milne, Branch Chief

RE: Camelot Corporation
File No. 000-08299
Form 10-KSB: For the Fiscal Year Ended April 30, 2008
Filed on June 23, 2008



Dear Ms. Jenkins and Mr. Milne,

On behalf of Camelot Corporation ("Camelot" or the "Company"), we are providing the following responses to the comments set forth in the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") dated April 27, 2009 (the "Comment Letter") relating to the above-referenced Form 10-KSB for the fiscal year ended April 30, 2008, filed with the SEC on June 23, 2008 (the "10-KSB"). In addition, we will file Form 10-KSB/A Amendment 1 ("Form 10-KSB/A") to incorporate the Staff's comments. For your convenience, the Staff's comment is repeated below, along with the Company's response immediately following the comment.

Comment 1
---------

Report of Independent Registered Accounting Firm, page F-1
----------------------------------------------------------


We note that your auditors have audited your consolidated balance sheet as of April 30, 2007. However, it does not appear that your auditors opined on your balance sheet as of April 30, 2007, in the third paragraph of its audit report. Please have your auditors issue an opinion on the balance sheet as of April 30, 2007.

Response to Comment 1
---------------------

The Company has included a revised audit opinion at page F-1 of Form 10-KSB/A which includes the audit firm's opinion on the April 30, 2007 balance sheet.

Comment 2
---------

Note 4.  Contingencies, page F-9
--------------------------------

We note the disclosure that a judgment was obtained regarding the Audio Visual Group dba AIMS Media vs Goldstar Entertainment Video Corporation and if successful the Company may become liable for $550,000. Please tell us whether you accrued the above amount in the financial statements as of April 30, 2008, and if not, tell us how you considered the guidance in SFAS 5 in reaching your determination.

Response to Comment 2
---------------------

In determining the amount to accrue for the claim by Audio Visual Group dba AIMS Media, the Company considered the guidance in FASB 5 relating to lawsuits, which says ..."If an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure would be required...".

Management's assessment of the judgment, which has been consistently disclosed in the same manner since 2001, was that it would be unlikely that the Company would ultimately pay out the entire amount of the judgment described in footnote
4. If there was to be a payout to this creditor, it would be at a reduced amount arrived at through negotiation with the creditor. At the time of the April 30, 2008 10-KSB filing, management had not yet commenced negotiations with the creditor, and therefore, the probable amount of the liability was not known nor was it accrued. Management believes that the provisions of FASB 5 were correctly applied in this matter. Management's disclosure has proven appropriate as subsequent to the period under review the Company settled this lawsuit for the sum of $40,000 only, which was fully disclosed on March 20, 2009 by an 8-K filing.

Comment 3
---------

It does not appear that your management has performed its assessment of internal control over financial reporting as of April 30, 2008. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate in the amended filing.

Response to Comment 3
---------------------

The Company takes note of the Staff's comments and will amend the Form 10-KSB to include the revised disclosure "Item 8A(T) Controls and Procedures" as presented below.

Item 8A( T ). Controls and Procedures - Revised Disclosure
----------------------------------------------------------

Evaluation of disclosure controls and procedures

Disclosure controls are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management carried out an evaluation under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer has concluded that the Company's disclosure controls and procedures were not effective as of April 30, 2008, due to management's failure to include its report on internal control over financial reporting in the Form 10-KSB as required.

(b)    Management's Report on Internal Control over Financial Reporting

Our company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our company's internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our company's receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Rule 13a-15(c) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of April 30, 2008. Management's assessment was based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting --Guidance for Smaller Public Companies. In performing the assessment, management has concluded that our internal control over financial reporting was effective as of April 30, 2008.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c)    Changes in Internal Control over Financial Reporting

There were no other significant changes in our internal control over financial reporting during the year ended April 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Camelot Corporation acknowledges the following:

      o The Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds fully to the questions in the Staff's April 27, 2009, Comment Letter. Please let us know if you have any questions about our responses.




                                            Sincerely,


                                            Camelot Corporation

                                            /s/  Daniel Wettreich
                                            ------------------------------------
                                            Daniel Wettreich, CEO and CFO